Exhibit (a)(7)
EXIDE TECHNOLOGIES
OFFER TO AMEND ELIGIBLE OPTIONS
FORM OF NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE OPTIONS AND
COMMITMENT TO MAKE CASH PAYMENT
To           :
     We are pleased to announce that we have completed our Offer to Amend Eligible Options. As a result of the Offer, we have amended outstanding Eligible Options covering                           shares of our common stock to increase the exercise price of each such option to the Fair Market Value per share of our common stock on the date of grant of the Eligible Option. In addition, the participants whose Eligible Options have been so amended are now eligible for the Cash Payment in the approximate aggregate amount of $                       to compensate them for the higher exercise prices per share in effect for their Amended Options.
     The following chart lists each of your tendered Eligible Options that have been amended. The information in the chart confirms that the listed Eligible Options were validly submitted for amendment pursuant to the Offer and not validly withdrawn prior to the Expiration Date of the Offer. Accordingly, the Adjusted Exercise Price per share now in effect for each of your amended Eligible Options is indicated below. Each of your Amended Options will vest in accordance with the same vesting schedule measured from the same vesting commencement date and will have the same exercise period, option term and other conditions in effect for that Eligible Option immediately prior to the amendment.

Exercise
	Price Per	Adjusted	Number of
	Share Prior	Exercise	Shares
	to	Price Per	Underlying	Amount of
Date of	Amendment	Share	Amended	Cash
Grant	($)	($)	Options	Payment
Total Cash Payment Amount:
$
     In exchange for your agreement to amend your outstanding Eligible Options to increase the exercise prices for those Eligible Options, Exide hereby irrevocably commits to pay you the Cash Payment in the amount of $          . Internal Revenue Service regulations require that the cash payment not be paid in the same year in which the Eligible Options are amended. Therefore, the cash payment will be paid (1) on the first regular payroll date after January 1, 2008 with respect to any portion of an Amended Option that has vested as of December 31, 2007 and (2) on the last business day of the quarter in which any portion of an Amended Option has vested with respect to that portion of an Amended Option that vests following December 31, 2007. Exide must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as applicable foreign taxes and payments required to be withheld with respect to the Cash Payment. You will receive only the portion of the Cash Payment remaining after those taxes have been withheld. You must remain employed by us on the date each portion of your Amended Option vests to receive the Cash Payment payable with respect to that portion of your Amended Option.

     This commitment to pay you the Cash Payment is governed by the terms and conditions of the Offer as set forth in the Offer to Amend Eligible Options dated November 16, 2007, the Letter of Transmittal and the Stock Option Amendment and Cash Payment Agreement (collectively, the “Offer Documents”), all of which are incorporated herein by reference. Accordingly, this commitment and the Offer Documents reflect the entire agreement between you and Exide with respect to the amendment of your tendered Eligible Options and the payment of the Cash Payment.

EXIDE TECHNOLOGIES
By:
	Name:	Brad Kalter
	Title:	Deputy General Counsel and Corporate Secretary
	Date:	December , 2007

2